Exhibit 4.26

Strategic Cooperation Agreement

This Agreement is made and entered into by the following Parties on October 19th, 2017, at Hangzhou, China.

Party A: Dragon Victory International Limited

Legal Representative: Sun Jianjun

Address: Room 2001, Phoenix Center, No. 28 North Qiutao RD, Shangcheng District,

Hangzhou, Zhejiang.

Party B: Cao Jiawei

ID Number: 330402196612200053

Address: Room 204, Qiuyue New Village, No. 175 North Huancheng RD, South Lake District,

Jiaxing, Zhejiang.

With the aim of creating best garage for China’s post-selling market and becoming a professional service provider under the idea of “sharing” for automobiles, after thoroughly consultation, Party A and Party B agree to incorporate [Hangzhou Taikexi Dacheng Automobile Technology Limited Company] (hereinafter “Target Company”) for the consideration of mutual cooperation. Subject to the Company Law and other relevant Regulations and Rules, the Parties hereby reach the following agreement as the principal for further conduct.

Article One-Company profile and the Contribution

1.	Proposed name: [Hangzhou Taikexi Dacheng Automobile Technology Limited Company]

2.	Registered Capital and Share Structure

Party A subscribes 10 Million RMB and holds 60% of the capital; Party B subscribes 6,666,600 RMB, holding 40% of the rest capital.

3.	Contribution Payment

Party A subscribes its contribution amounting to RMB 10,000,000 Yuan in monetary form, and holds 60% of the shares; the contribution will be paid in three sequences according to the following terms and requirements:

I.	The first 3,000,000 Yuan shall be contributed within one week by signing this Agreement;

II.	Additional 3,000,000 Yuan shall be contributed within one week by the Income (actual receipt is required) of the Target Company reaches 10 Million.

III.	The rest 4,000,000 Yuan shall be contributed within one week by the Income (actual receipt is required) of the Target Company reaches 30 Million.

Party B subscribes its contribution amounting to 6,660,000 Yuan in monetary form, and holds 40% of the shares, among which 1 million shall be contributed within one month by signing this Agreement.

4.	Distribution of Profits: Any and all profits shall be owned by the new company, i.e. [Hangzhou Taikexi Dacheng Automobile Technology Limited Company]; Party A and Party B agree to allocate the profits according to their equity ratio.

5.	Business Scope: Develop and assessment of automobiles, gear-boxes and relevant components; Refurbish of gear-boxes; Technology training for automobiles and gear-boxes; Consultations and maintenance services for automobiles, gear-boxes, components, including application procedures, examinations, tests, and competing products; Dispatch services for components and other relevant information gathering services. Technology service, technology development and technology consultation; Enterprise management consulting; Dispatch of automobile components, mechanical and electrical equipment, electronic devices, instruments, computer software and hardware, and other accessory equipment.

6.	Registered Address: Room 101-10, Building 7, No, 45 Tiaozhouwan RD, Shangcheng District, Hangzhou, Zhejiang.

7.	Business Modo and Aim:

(1)	Both Parties will subscribe garages, agencies for auto insurance company, auto components suppliers as the institution for this cooperation;

(2)	Attract clients from garages and agencies for auto insurance company;

(3)	Clients purchase auto insurance thorough our APP;

(4)	Insurance company returns the commission of auto insurance to our APP;

(5)	Clients get the garage coupons with the amount that equal to the commission;

(6)	When using the coupon, garages purchase the components from suppliers we subscribed on our platform;

(7)	With reasonable expectations based on current development progress, using the APP platform, 1,500 garages will subscribe the platform before Dec.31, 2017. 20,000 garages will be subscribed within one year after the establishment of the new company, and the turn-over for the Target Company will exceed 700 million Yuan RMB with the net profit of 70 million, the details can be found below:

Item	Year 1	Year 2	Year 3
Number of Garages	20,000	50,000	120,000
Total Income	720 Million	3 Billion	11.52 Billion

Article Two-Organization Structure

1.	The Target Company shall have Board of Shareholders, an Executive Director, a Supervisor, and a General Manager. The Board of Shareholders is composed by each shareholder and is the highest authority of the Target Company.

2.	The Executive Director will be designated by Party A, and the General Manage shall be designated by Party B.

Article Three-Roles for each Shareholder

1.	Party A will be in charge of financial matters for the purpose of expanding business.

2.	Party B will be solely responsible for the management and operation of the Target Company.

Article Four-Confidentiality

1.	Without the written consent of the other Party, neither party shall reveal or disclose any business secrets or relevant information, including but not limited to, company plans, operation activities, financial data, technology information, business details and other business secrets, and shall not reveal or disclose the content of this Agreement or other relevant materials to any third party, except where the laws and regulations require otherwise.

2.	The Confidentiality Clause shall be considered severed from this Agreement and shall not serve to invalidate whether the Agreement is signed, altered, rescinded or terminated.

2

Article Five-Default

1.	Either Party violates any provision of This Agreement or its undertake shall constitute a default of that Party, and shall bear all relevant liabilities, and shall indemnify any and all losses of non-breach Party caused by its default.

2.	Non-breach Party is entitled to notify the Party in default to cure the default in certain period; if the Party in default fails to cure the default, the non-breach shall have the right to terminate this Agreement, and lodge a claim against the Party in default for the losses.

Article Six-Method of Dispute Resolution

Any dispute arising out of this Agreement shall be negotiated with amicably consultations based on mutual benefits first. In case no settlement can be reached, either party can file the claim to the Court with its own jurisdiction.

Article Seven-Applicable Law

The effeteness, amandment, interpretation, performance, and termination of this Agreement shall be governed by the law of China.

Article Eight-Miscellaneous

1.	Should any conflict between this Agreement and the Articles of Association of the Target Company occurs, this Agreement shall prevail.

2.	Matters not covered in this Agreement can be negotiated in supplement or amendment by both parties. Supplement or amendment is an is an integral part of this Agreement and has the same effect herewith.

3.	This Agreement shall come into force on the date once executed by both Parties.

4.	This Agreement is executed in triplicate, with same legal effect, each party shall have one, and the rest shall be hold by the Target Company.

(The following is the signature page and the reminder of this page is intentionally left blank)

3

Party A (Stamp and Signature): /s/ Dragon Victory International Limited

Party B (Signature): /s/ Cao Jiawei

4